UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _____________
Commission file number 1-892
A.	Full title and the address of the plan, if different from that of the issuer named below:
GOODRICH CORPORATION 2008 GLOBAL EMPLOYEE STOCK PURCHASE PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578

REQUIRED INFORMATION
1.	Audited Financial Statements for the Plan.

The Report of Independent Registered Public Accounting Firm; Statements of Financial Condition as of December 31, 2010 and 2009, and Statements of Changes in Plan Equity for the years ended December 31, 2010, 2009 and 2008.

2.	Exhibit 23 — Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Stock Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION STOCK PLAN COMMITTEE
March 25, 2011	/s/ Kevin P. Heslin
Kevin P. Heslin
Member, Goodrich Corporation Stock Plan Committee

AUDITED FINANCIAL STATEMENTS
Goodrich Corporation Global Employee Stock Purchase Plan,
for the years ended December 31, 2010, 2009 and 2008
with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Global Employee Stock Purchase Plan
Audited Financial Statements
Years Ended December 31, 2010, 2009 and 2008
Contents
Audited Financial Statements

Report of Independent Registered Public Accounting Firm	1
Statements of Financial Condition	2
Statements of Changes in Plan Equity	3
Notes to Financial Statements	4

Report of Independent Registered Public Accounting Firm
Goodrich Corporation
Stock Plan Committee
We have audited the accompanying statements of financial condition of the Goodrich Corporation Global Employee Stock Purchase Plan as of December 31, 2010 and 2009, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal controls over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Goodrich Corporation Global Employee Stock Purchase Plan at December 31, 2010 and 2009 and the changes in plan equity for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Charlotte, North Carolina
March 25, 2011

Goodrich Corporation Global Employee Stock Purchase Plan
Statements of Financial Condition

	December 31,
	2010	2009
Asset
Receivable from Goodrich Corporation	$13,185,312	$12,292,306
Participant contributions held at Plan custodian	6,519,950	2,596,493

Total assets	$19,705,262	$14,888,799

Liabilities and Equity
Distribution due to Plan participants	$13,185,312	$12,292,306
Non-current distribution due to Plan participants	6,519,950	2,596,493
Plan equity	—	—

Total liabilities and equity	$19,705,262	$14,888,799

See accompanying notes to financial statements.

Goodrich Corporation Global Employee Stock Purchase Plan
Statements of Changes in Plan Equity

	Year ended December 31,
	2010	2009	2008
Additions
Participant contributions, net of withdrawals	$17,108,769	$14,888,799	$10,421,836

Deductions
Due to Plan participants	(17,108,769)	(14,888,799)	(10,421,836)

Change in Plan equity	—	—	—

Plan equity at beginning of period	—	—	—

Plan equity at end of period	$—	$—	$—

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
In 2001, the Board of Directors of Goodrich Corporation (the “Company”) adopted the Goodrich Corporation Employee Stock Purchase Plan (the “ESPP”). The ESPP was approved by shareholders of the Company at the Annual Meeting of Shareholders on April 17, 2001 and became effective as of October 1, 2001. In 2008, the Company adopted the Goodrich Corporation 2008 Global Employee Stock Purchase Plan (the “Plan”). The Plan is an umbrella plan under which sub-plans may be adopted for employees in different countries. As of December 31, 2010, there are two sub-plans, the ESPP for United States (“US”) and Canadian employees and the Goodrich Corporation Save As You Earn Scheme (the “UK SAYE”) for United Kingdom (“UK”) employees. The Compensation Committee appointed by the Company’s Board of Directors administers the Plan. The Plan was approved by shareholders of the Company at the Annual Meeting of Shareholders on April 22, 2008 and became effective immediately upon approval by the Company’s Board of Directors and shareholders.
There were 2,000,000 shares reserved in 2001 and available for purchase under the ESPP, of which none remained available for issuance at December 31, 2010. There were 3,000,000 shares reserved in 2008 and available for purchase under the Plan, of which 2,507,227 remained available for issuance at December 31, 2010.
In 2010, 2009 and 2008, the respective participant contributions, net of withdrawals, were used to purchase 408,040, 346,018 and 229,570 shares, respectively, of the Company’s common stock for Plan participants. Participant contributions are net of withdrawals of $337,487, $236,798 and $574,439 for the years ended December 31, 2010, 2009 and 2008, respectively. There were no participant contributions to the UK SAYE until 2009.
The purpose of the Plan is to provide a method by which eligible employees may purchase shares of Company common stock by payroll deduction and at favorable prices. The ESPP is intended to comply with Section 423 of the Internal Revenue Code of 1986, as amended. The UK SAYE is intended to meet the requirements for a Savings Related Share Option Scheme under Schedule 3 of the UK Income Tax (Earnings and Pension) Act of 2003.
Under the ESPP, employees with two months of continuous service prior to an offering period are eligible to participate. Eligible employees may elect to become participants and may contribute up to $12,000 per year through payroll deductions to purchase stock purchase rights. Participants may, at any time prior to December, cancel their payroll deduction authorizations and have the cash balance in their stock purchase rights account refunded. The offering period begins on January 1, or July 1 for new employees, and ends on December 31 of each year. The stock purchase rights are used to purchase the common stock of the Company at the lesser of: (i) 85% of the fair market value of a share as of the grant date applicable to the participant or (ii) 85% of the fair market value of a share as of the last day of the offering period. The fair market value of a share is defined as the average of the closing price per share as reflected by composite transactions on the New York Stock Exchange throughout a period of ten trading days ending on the determination date.

Under the UK SAYE, employees with 90 days of continuous service prior to an invitation period are eligible to participate. Eligible employees that elect to become participants, can choose either a 3-year or a 5-year savings period, and may contribute up to £250 per month through payroll deductions to purchase stock purchase rights. Participant contributions are held by a third party financial institution and interest is credited to participant accounts upon maturity of the savings period. Participants may, at any time prior to the end of the savings period, cancel their payroll deduction authorizations. Participants may exercise stock purchase rights prior to the end of the savings period upon retirement or other acceptable terms as defined in the UK SAYE plan document. The Company has the discretion to set the savings period each year. The stock purchase rights are used to purchase the common stock of the Company at 80% of the market value of a share as of the invitation date applicable to the participant. The market value of a share is defined as the average of the closing price per share as reflected by the New York Stock Exchange for the three trading days immediately preceding the invitation date.
The Board of Directors of the Company has the right to amend, modify or terminate the Plan at any time without notice, provided that no participant’s then existing rights are adversely affected without his or her consent.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are reported on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Expenses
Administrative expenses of the Plan are paid by the Company.
3. Income Taxes
United States Federal Income Taxes
The ESPP is an Employee Stock Purchase Plan as defined in Section 423 of the Internal Revenue Code of 1986 (the “Code”), as amended, and is not subject to US federal income taxes. The Stock Plan Committee believes the ESPP is being operated in compliance with the applicable requirements of the Code.

United Kingdom Income Taxes
The UK SAYE is a Savings Related Share Option Scheme as defined in Schedule 3 of the UK Income Tax (Earnings and Pension) Act of 2003 (the “Act”), and is not subject to UK income taxes. The Stock Plan Committee believes the UK SAYE is being operated in compliance with the applicable requirements of the Act.
4. Subsequent Event
Through March 25, 2011, participant contributions, net of withdrawals, were used to purchase 237,023 shares of the Company’s common stock for Plan participants.